Filed by Banco Santander Central Hispano, S.A.

This communication is filed pursuant to Rule 425 under The Securities Act of 1933, as amended.

Subject Company: ABN AMRO Holding N.V.

Commission File Number: 001-12518

Date: May 14, 2007

Important Information

This communication is made available pursuant to article 9b(1) of the Dutch Decree on the Supervision of the Securities Trade 1995.

In connection with the potential transaction involving ABN AMRO, the Banks (Fortis, RBS and Santander) expect to file with the U.S. Securities and Exchange Commission (the “SEC”) a Registration Statement on Form F-4, which will constitute a prospectus, as well as a Tender Offer Statement on Schedule TO and other relevant materials. INVESTORS ARE URGED TO READ ANY DOCUMENTS REGARDING THE POTENTIAL TRANSACTION IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain a copy of such documents without charge, at the SEC’s website (http://www.sec.gov) once such documents are filed with the SEC. Copies of such documents may also be obtained from each Bank, without charge, once they are filed with the SEC.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This press release is not an offer of securities for sale into the United States. No offering of securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933, as amended, or an exemption therefrom.

Forward-Looking Statements

This communication includes certain “forward-looking statements”. These statements are based on the current expectations of the Banks and are naturally subject to uncertainty and changes in certain circumstances. Forward-looking statements include any synergy statements and, without limitation, other statements typically containing words such as “intends”, “expects”, “anticipates”, “targets”, “plans”, “estimates” and words of similar import. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements. These factors include, but are not limited to, the presence of a competitive offer for ABN AMRO, satisfaction of any pre-conditions or conditions to the potential transaction, including receipt of required regulatory and anti-trust approvals, the successful completion of the offer or any subsequent compulsory acquisition procedure, the anticipated benefits of the potential transaction (including anticipated synergies) not being realized, the separation and integration of ABN AMRO and its assets among the Banks being materially delayed or more costly or difficult than expected, as well as additional factors, such as changes in economic conditions, changes in the regulatory environment, fluctuations in interest and exchange rates, the outcome of litigation and government actions. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements. None of the Banks undertake any obligation to update publicly or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

The following is a letter from the Banks to ABN AMRO Bank NV and the Chairman of the Managing Board of ABN AMRO Bank NV, dated May 3, 2007. The letter was posted on Santander’s website on May 14, 2007.

Private & Confidential

Mr Rijkman Groenink

Chairman of the Managing Board

ABN AMRO Holding N.V.

Gustav Mahlerlaan 10

1082 PP Amsterdam

The Netherlands

3 May 2007

Dear Mr Groenink

Thank you for your letter dated 1 May 2007. We are, of course, keen that the Supervisory and Managing Boards should understand those aspects of any Offer from us that could impact its value for your shareholders and we are pleased to set out answers to your questions on key aspects of our proposals.

Please note in particular our comments below regarding financing, including the proposed underwriting by Merrill Lynch of the full equity and Tier 1 issuances to fund the cash consideration and that any Offer would not be conditional on financing or disposals.

In addition, please note our comments on employees. There will be significant opportunities for talented employees at every level as a result of the Banks’ plans. We would also like to discuss with you and your colleagues a process for identifying members of the senior ABN AMRO management for key roles going forward.

Since we first sent a letter to you informing you of our interest in a potential offer, we have wanted for this to be a co-operative process, notwithstanding the circumstances. Our ability to commence due diligence has been an important step forward and our colleagues are finding the meetings with your colleagues useful and constructive, for which we thank them.

Background

Before responding to your specific questions, it may be helpful to put them in context.

Fortis N.V., Archimedeslaan 6, 3584 BA Utrecht, Netherlands; Fortis S.A./N.V., Rue Royale 20, 1000 Brussels, Belgium

The Royal Bank of Scotland Group plc, Head Office, Gogarburn, Edinburgh EH12 1HQ, UK Registered Office, 36 St Andrew Square, Edinburgh EH2 2YB.Registered in Scotland No 45551

Banco Santander Central Hispano, S.A., Ciudad Grupo Santander, Avenida de Cantabria, s/n, 28660 Boadilla del Monte, Madrid, Spain

We believe that ABN AMRO contains good businesses and customer franchises across a broad range of attractive markets. However, in many of these markets we believe that it lacks scale and a competitive business model, and is hampered by organisational complexity and an overall lack of focus at group level. We believe that, due to limited resources and its continued geographic expansion, ABN AMRO has not been able to invest in its businesses to take advantage of the many growth opportunities across the markets in which it operates. We believe that the challenges posed by these structural issues underlie ABN AMRO’s decision to seek a partner and sell LaSalle.

Because of the Banks’ comprehensive strategic fit with ABN AMRO across its activities, we anticipate that we will be able to create stronger businesses with enhanced market presence and growth prospects, ultimately leading to substantial value creation and benefits for shareholders, customers and employees. We have the financial and management resources to invest in and grow ABN AMRO’s businesses and the Banks can demonstrate excellent records of growing our own businesses. Implementation of the synergies is expected to enhance profitability and will allow us to invest further in customer-facing areas, as we have done in our own businesses. We together are committed to delivering benefits for ABN AMRO stakeholders which we believe no single buyer of ABN AMRO could match.

We believe that our acquisition of ABN AMRO will have lower execution risk than would its acquisition by a single buyer, because of our collective presence in and understanding of the broad range of markets in which ABN AMRO operates, and because of our excellent track records of successful acquisitions and delivery of promised results.

Impact on ABN AMRO shareholders of our plans

As our Offer, if made, will comprise approximately 70 per cent in cash, the element of any potential uncertainty about the value relates only to 30 per cent of our Offer, compared to 100 per cent in the case of Barclays’ offer.

Furthermore, the shares to be issued by RBS would constitute broadly 20 per cent of RBS’s current issued share capital, compared to almost 100 per cent in the case of Barclays’ offer.

It can also be assumed that ABN AMRO has an underlying value before synergies at least in line with its share price prior to the announcement of TCI’s shareholding. This underlying value is approximately 70 per cent of the current value of our price indication. Thus, theoretically at most some 30 per cent of the total consideration would be dependent on synergy realisation.

Therefore it could be argued that from the perspective of an ABN AMRO shareholder, the proportion of the value of our possible offer that relates to realisation of synergies is the product of these percentages (i.e. 30% x 20% x 30%). Thus, the exposure of ABN AMRO shareholders to our synergies would only be some 2-3 per cent of the value of our Offer.

This notwithstanding, we are confident that any offer we make will create significant value for our shareholders.

We trust the following information is sufficient for you to make an assessment of the value of our proposals when made. We have categorised our answers in the same way as your questions.

•	Raising of €50bn in cash, associated financing, underwriting and other actions

Firstly, by way of context regarding credit rating, RBS is ranked Aaa / AA, Fortis Bank Aa2 / AA- and Santander Aa1 / AA by Moody’s and Standard & Poor’s. Therefore all the Banks have a S&P rating at least equivalent to or higher than that of ABN AMRO and will not, therefore, dilute ABN AMRO’s financial strength. Although the final ratings outcome cannot yet be determined, Standard & Poor’s has confirmed that in the light of the announcement of our proposals these ratings remain stable and has also referenced the sound strategic rationale for each bank and strong integration experience. We also believe that the conservative nature of our proposed financing will be a source of reassurance to the rating agencies.

Fortis, RBS and Santander are discussing their capital management plans with their respective regulators. Whilst there may be selected asset disposals in due course, no element of the Offer would be conditional upon any such disposals.

RBS, as disclosed, will be issuing equity direct to ABN AMRO shareholders. Fortis and Santander will be issuing equity to raise cash. All three banks will issue tier 1 debt instruments for cash.

Merrill Lynch has confirmed it intends that, subject to ABN AMRO entering into an Acquisition Proposal with the Banks on or before 6 May 2007, Merrill Lynch will undertake to underwrite all such equity and tier 1 issuances on the terms of agreements to be entered into with each of the Banks on 6 May 2007. Any offer will not be subject to any financing condition.

Merrill Lynch and the Banks have received numerous approaches from other major financial institutions, including some institutions currently advising you, wishing to participate in any fund raising we may do. Whilst any offer would not be conditional on any such participation, we and the institutions who will underwrite the cash consideration component of our Offer may decide to accept sub-underwriting positions.

There is no need for Fortis, RBS and Santander to subscribe for any equity interest or otherwise participate in each others’ fund raising. There will be no funding or subsidising of any of the three Banks by or of any other, directly or indirectly.

We hope that the above deals with any questions you may have on financing. We will be pleased to discuss this with you if you require further clarification.

•	Capital, clients, employees, regulators and works councils

On completion of any offer, ABN AMRO will initially remain structurally unchanged. As has been stated, RBS (Aaa / AA rated bank), has offered to take on the lead responsibility for ensuring that ABN AMRO (currently Aa2 / AA-) is managed in compliance with applicable regulatory requirements. We believe that this will strengthen ABN AMRO and not expose it, its capital or its clients to any additional risks.

Any changes to ABN AMRO’s capitalisation and structure will only be made with regulatory approval, which we assume will only be granted when the relevant regulators are wholly satisfied with the arrangements, including the effects on capital and clients.

We are in discussions with the regulators on these plans and firmly believe we can satisfy their requirements, as we have been able to do in all of our previous acquisitions.

The stability of the financial system is of paramount concern to each of the Banks and we have the utmost confidence that the system will be strengthened as a result of the transaction.

We believe customers of ABN AMRO will benefit from the stronger businesses created within the Banks as a result of their greater scale and efficiency, enhanced presence, product strengths and distribution capabilities.

Any business re-organisation will be handled in an orderly fashion over time with a key principle being minimal disruption to customer-facing activities. We each have a strong track record on integrating and growing businesses whilst delivering increased customer numbers and customer satisfaction.

There will be significant opportunities for talented employees at every level as a result of the Banks’ plans and all employee rights (including pension rights) will be respected. Equally the Banks are committed to working with the appropriate employee representative bodies throughout the process.

Indeed, our plans for growth, will, over time, lead to extensive additional opportunities throughout the enlarged groups. There will be attractive positions available to ABN AMRO managers, both within ABN AMRO and the Banks. We are keen to work with you to maximise opportunities for this group.

We believe that the Banks have excellent track records in employee relations and employee satisfaction. We would be delighted if you were to provide us with the opportunity for an early meeting with your works councils.

Whilst the Banks recognise that there will be job losses, that would also have been the case as a result of the Barclays and Bank of America proposed transactions. We do not believe the job losses (including offshoring) will be materially greater in our transaction.

•	Revenues, expenses, capital, group debt / derivatives

If our Acquisition Proposal in respect of LaSalle is accepted, then we will of course be announcing to the market our intentions regarding the revenues and expenses of ABN AMRO. As demonstrated above, these intentions will have only a very limited impact on the value receivable by ABN AMRO shareholders. We would appreciate a more detailed understanding from you of why you believe these intentions could affect your assessment of our proposals.

At the outset, RBS will manage the entire portfolio of ABN AMRO derivative transactions and ensure that all the derivative risk management needs of the component ABN AMRO businesses are satisfied. In time, there will be an orderly migration of transactions to the appropriate trading names in line with normal novation processes. RBS, through the NatWest integration, has demonstrated its capability in successfully managing these processes.

As indicated above, we believe, if anything, holders of debt securities will, in general, benefit from the expected positive impact on ABN AMRO’s credit rating. Also, as indicated, ABN AMRO will not change structurally at the outset. Any subsequent change that takes place will be subject to regulatory approval and to the terms and conditions of any relevant debt securities.

•	Capital gains tax (LaSalle and Brazil), “stranded costs”, restructuring charges

From your announcement of the transaction with Bank of America, we have not detected any provision for capital gains tax. We would be grateful if you would advise us of any tax you are expecting to pay.

Regarding Brazil, we believe that under our proposals it should be possible to transfer Brazil in a way which minimises taxes. However, it would be helpful if you could outline the capital gains tax position in detail, if you believe that such tax is payable in all circumstances under which Brazil ceases to be part of the ABN AMRO group.

We do not fully understand your question on “stranded costs”. Under our plans, there will not be any costs which would not be properly allocated to a division either directly or through a shared services model and overall we expect the cost efficiency of the businesses to be greatly improved.

As regards restructuring costs and tax liabilities, these are expected to be a small fraction of the net present value of synergies. In any case, as indicated above, the net exposure of ABN AMRO shareholders to any tax liabilities or restructuring costs will be minimal.

Conclusion

We trust that the above has provided you with sufficient insight into the effect of our plans on ABN AMRO shareholders and other stakeholders to enable you to assess our proposals when they are presented to you.

We very much hope that you will accept our Acquisition Proposal, thereby enabling us to make an offer for ABN AMRO that will maximise your shareholder value and provide benefits for other stakeholders.

Yours sincerely

Maurice Lippens	Sir Fred Goodwin	Emilio Botin

Jean-Paul Votron

cc

Mr Arthur C. Martinez

Chairman of the Supervisory Board